May 18, 2006


Mail Stop 4561

By U.S. Mail and facsimile to (416) 933-2300

Mr. Richard E. Waugh
President and Chief Executive Officer
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re:	Bank of Nova Scotia
      Form 40-F for the period ended October 31, 2005
	File No.  001-31316

Dear Mr. Waugh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F

Exhibit 99.9, Certifications

1. We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-K. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31) including removing the title of the certifying individual from the first line of the certification.



Annual Report

Notes to the Consolidated Financial Statements

Note 25.  Reconciliation of Canadian and United States GAAP

(d) Derivative Instruments and Hedge Activities, page 129

2. We note your disclosures regarding the quantification of the ineffective portion of designated hedges per US GAAP which you provided for the latest three years ended. In order for us to more fully understand the nature and type of items which are included in aggregate adjustment (d) in your income statement, please provide the following in your response letter:

* The type of adjustments giving effect to SFAS No. 133 and related
US GAAP derivatives guidance and their relevant amounts for the three years presented which should reconcile in total to your aggregate adjustment (d) in your income statement;

* A textual discussion as to what led to these particular adjustments and the specific US GAAP literature you followed in determining the nature of, amount and timing of these adjustments; and

* Any other unique adjustments you have included in the aggregate total, the relevant amount(s) and the basis for inclusion.

3. As a related matter, please fully explain how you determined the nature of any reconciling items with respect to your non-trading derivatives accounted for as hedges in your condensed consolidated financial statements and how you considered the accounting guidance in SFAS 133. We note you employed a variety of derivatives for ALM purposes as disclosed in Note 23. Your response should include but not be limited to the following:

* The types of hedges (fair value, cash flow or foreign currency);

* How you determine that these hedging relationships met all of the criteria of paragraphs 20-21, 28-29 and 36-42 of SFAS 133 to qualify as either fair value, cash flow or foreign currency hedge(s);

* Whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy;
and

* How you assess hedge effectiveness and measure hedge ineffectiveness.

* How your hedges for which you use the short-cut method of assessing effectiveness (if applicable) meet each of the requirements of paragraph 68 of SFAS 133.

4. Please tell us if there are any reconciling items included in your condensed consolidated financial statements in connection with your hedge accounting of the interest rate and cross-currency swaps associated with your subordinated debentures. Additionally, please provide a discussion of the terms of the hedged liability, the hedging instrument, the treatment of any fees or commissions and whether the derivatives are embedded or free-standing.

5. When responding to the derivatives comments, please consider using a tabular form or grid to explain how your usage of derivatives is consistent with the above mentioned literature.

(e) Securities, page 130

6. In future filings please include a tabular format or otherwise explain the aggregate amount of unrealized losses segregated by investments that have been in a continuous unrealized loss position for less than and greater than 12 months, if material. Refer to the guidance in EITF No. 03-1 paragraph 21.

Condensed Consolidated Balance Sheet, page 132

7. Please tell us your accounting policy for determining loan classifications on your consolidated Canadian GAAP balance sheet and how you considered paragraph 28 of SFAS No. 65 when performing your
reconciliation between Canadian and United States GAAP, including your policy for transferring loans from loans held for investment to loans held for sale.  We note you have not separately classified any
loans as held for sale on your reconciled balance sheet and there is
not a reconciling item in your footnotes to reflect loans held for sale; however, elsewhere in the document you discuss your active loan
securitization program.   Revise your reconciliations and related
disclosures as necessary. Please also revise future filings to the extent these adjustments are currently included in Note 25(c) or are material to future reporting periods.

8. Please tell us if there is a reconciling item with respect to pre-
acquisition income tax loss carryforward that was not included in the
purchase price equation at the date of acquisition as described in
Note 8-Goodwill and Other Intangible Assets, footnote (1) on page
107. In your response, please discuss how you considered the guidance in paragraph 38 of SFAS No. 141 and paragraph 30 of SFAS 109 and discuss the impact on your consolidated financial statement reconciliation. Revise your reconciliation and related disclosures as necessary.


* * * * *


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3492 with any other questions.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
Richard E. Waugh, President and Chief Executive Officer
Bank of Nova Scotia
Page 1 of 4